Great Western Bancorp, Inc. Conference Call to Discuss the Acquisition of HF Financial Corp. [Title slide] Dave Thank you, and good morning, everyone. Also on the call this morning are: • Ken Karels, President and Chief Executive Officer, and • Peter Chapman, Chief Financial Officer. [Slide 2 and 3] Before we begin, please note that slides two and three contain some very important disclosures relating to this call and the materials we will be discussing. We recommend that you review the disclosures in their entirety. Some comments today may contain forward-looking statements that are subject to certain risks and uncertainty that could cause the company’s actual future results to materially differ from those discussed. Please refer to the forward-looking statement disclosures contained in the presentation we have made available on our Web site, as well as our SEC filings, for a full discussion of the Company’s risk factors. Additionally, today we may discuss certain non-GAAP financial measures on this conference call. References to non-GAAP measures are only provided to assist you in understanding Great Western’s results and performance trends, and should not be relied upon as a financial measure of actual results. The disclosures outlined on this slide apply both to our prepared remarks and the question and answer session of this call. Now, I’ll turn over to Ken. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 0-19972 Date: November 30, 2015

Ken [Slide 4] Since GWB went public last fall, we have spoken a lot to the investor community about the important role acquisitions have played over the years in the growth of Great Western Bank and about the role we expected acquisition activity to play in the future. Against that backdrop, we are thrilled to announce that we have reached an agreement to acquire HF Financial Corp. and its bank, Home Federal Bank. We were very focused on identifying the right partner for our first acquisition as a public company and are confident that we found the right partner in Home Federal. We believe the transaction is strategically compelling, financially attractive and carries low execution risk. Among the highlights:  The combined entity will significantly expand GWB’s presence in the Sioux Falls, South Dakota market and add or expand a presence in a number of other communities in Eastern South Dakota;  The transaction also provides an entry point into the Fargo, North Dakota market that we have been exploring for a couple years, as well as two markets in Minnesota that we look forward to evaluating for further growth opportunities;  The two organizations have compatible cultures and are similarly focused on serving both their customers and the surrounding communities, while Home Federal will enhance our existing Wealth Management and mortgage capabilities;  We expect the transaction economics to be very appealing to our stockholders including mid- single digit EPS accretion in fiscal year 2017 and a tangible book value earn-back of less than 3 years; and finally  Because of our familiarity with the Home Federal markets and operations and the level of due diligence we performed, we do not expect any significant execution risk related to obtaining approvals and integrating Home Federal into Great Western Bank. It is also very important to note that while the completion of this transaction will solidify GWB’s total assets well over $10 billion, it does not accelerate us crossing that threshold and we continue to believe that we will be well prepared for the enhanced requirements that come with that benchmark, including DFAST. [Slide 5] Slide five gives more detail on the new markets and locations Great Western Bank will serve. As a result of this transaction, we also expect to close three existing GWB locations and one Home Federal location in Sioux Falls. Because of the significant branch presence here, we are confident customers will have a number of attractive locations to continue to bank with GWB and we will work the employees in those branches to identify similar roles in other branches in the Sioux Falls market.

[Slide 6] Slide six shows some basic demographic details about our new and expanded markets. To summarize, we feel that these markets have strong underlying economics that will support our strategic initiatives and our commercial and ag lending expertise. [Slide 7] And finally, before I turn the presentation over to Pete to discuss the economics of the transaction, slide seven gives a brief overview of Home Federal and their operations. We believe their balance sheet composition is quite complimentary to GWB and that the Home Federal management team has made a number of decisions in the last couple years to improve the earnings potential of the organization and make Home Federal a very attractive partner. Pete, can you please run everyone through the transaction details? [Slide 8] Pete Thanks, Ken, and good morning everyone. As Ken has mentioned, we believe the transaction structure and economics will be viewed very favorably by our stockholders:  HF Financial stockholders are entitled to receive either $19.50 in cash or 0.6500 GWB shares for each share of HF Financial stock, subject to overall pro-ration to 75% stock and 25% cash. We believe this is the optimal mix to drive the economics of the transaction and give HF Financial stockholders an option to cash out or take the potential upside in GWB stock.  Based on the GWB closing price as of November 27, 2015, the deal is valued at $139.5 million or $19.70 per share of HF Financial stock. We believe this price is fair for both parties and attractive comparable to recent deal valuations.  We have conducted a comprehensive due diligence exercise including credit, third party vendor contracts, systems and technology, customers, governance and oversight and financial reporting. Most notably, we reviewed a majority of the Home Federal loan portfolio by dollar amount and 100% of certain types of credits.  Finally, the transaction is subject to approval by HF Financial stockholders and customary regulatory approvals and we expect it to close in mid-2016. [Slide 9]

Next, on slide nine, an overview of key assumptions and the expected impact to GWB’s financial results. We have assumed:  A gross, pre-tax credit mark of approximately $25 million, representing 2.7% of Home Federal’s total loans;  Pre-tax purchase accounting marks of $18 million and a $1.5 million mark on other assets;  A small amount of fee income run-off driven in large part by the adoption of lower interchange income related to the Durbin amendment provisions;  Cost savings of approximately $15 million, or 40% of Home Federal’s core noninterest expenses;  Approximately $25 million of total restructuring charges, related primarily to vendor contract termination, systems and technology conversion and employee related costs; and  A core deposit intangible asset of approximately $9 million. Based on these assumptions, we expect the transaction to deliver:  mid-single digit EPS accretion in fiscal year 2017, the first full year after close;  Minimal tangible book value dilution that will be earned back in less than three years;  Over 20% internal rate of return; and  A very manageable impact to our key capital ratios. Now, I’ll turn back over to Ken for a few summary comments. [Slide 10] Ken Thanks, Pete, and great overview. Many of you have seen slide ten before. We just want to reiterate that GWB has a strong history of delivering growth both organically and through acquisition. We are excited to welcome the customers and employees of Home Federal into the Great Western Bank family and look forward to continuing to grow the strong franchise they’ve created. [Slide 11] Finally, on slide 11, we list a number of the reasons we believe the acquisition of Home Federal is a solid strategic move for Great Western Bank and a very attractive first acquisition in our new history as a public company. With that, I’d like to open up to questions.

No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com. Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2015 annual meeting of stockholders as previously filed with the SEC on January 5, 2015, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available.

Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. You should also read Great Western’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is on file with the SEC. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.